FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   April 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 24, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
April 24, 2006

Orezone Reports on Kossa Drilling
      Two zones drilled to date return encouraging results

Orezone Resources Inc. (OZN:TSX, AMEX) reports that it is approximately half way through a 10,000m drill program on the Company’s 100 per cent owned Kossa permit in Niger, West Africa. Kossa is located immediately adjacent to the Orezone/Gold Fields Limited Essakane Project with the two properties being separated by the border between Burkina Faso and Niger. A number of major target areas have been identified on Kossa based on soil geochemistry as well as airborne geophysics and geological mapping.

While four of five target areas have been drilled to date, complete results have been received for only the first two areas, KBF and Fatatako. Drilling at Fatatako intersected 8m grading 3.4 g/t in hole FKC016 as well as 13m grading 1.5 g/t and 10m grading 2.2 g/t in hole FKC036. At KBF, hole KBC020 returned 6m grading 2.9 g/t and hole KBC021 returned 4m grading 7.5 g/t. All widths quoted are downhole lengths and not true width. The KBF results were from the north end of a 2.5km geophysical anomaly. The drilling program consists of widely spaced fences over very large structures and more detailed follow-up of the better results is required. A complete table of results can be found at www.orezone.com/site/properties/kossatable.asp

Mr.  Ron Little, President & CEO stated: “While the results to date do not include any “Essakane type” intersections (>30m wide), encouraging results have been returned from two target areas. We have intersected sedimentary rocks similar to the Essakane main zone and assays from a number of the better looking prospects have yet to be received. This is a very large property and we are only at the early stages of exploration. The South to North drilling sequence has been based on logistics and has resulted in the better looking targets being drilled last. The program has experienced significant delays due to mechanical problems with the local contractor’s drilling equipment. A new 20,000m RC drilling contract has been signed with a major international drilling company and we expect to have a much more effective set-up within the next few weeks. “

The 20,000m of drilling is part of an ongoing $2.3 million exploration program being carried out on the Kossa permit as well as the Namaga and Koyria permits in Niger which have been optioned from Greencastle Resources. Orezone also has one rig on the Sega project and there are four rigs working on the Essakane project.

Drilling on the Kossa property was supervised by Dr. Pascal Marquis, VP Exploration and Mr. Jeff Ackert, VP Technical Services, P.Geo., who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 10% of the samples are for QA/QC, which includes random head assays, duplicates, standards and blanks, as well as tail assays on samples that returned at least 0.5 g/t.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study.  Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions.  Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO
rlittle@orezone.com	gbowes@orezone.com

Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.